Exhibit (j)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm in the Registration Statement on Form N-1A of The Oberweis Funds and to the use of our report dated February 27, 2023 on the financial statements and financial highlights of Oberweis Micro-Cap Fund, Oberweis Small-Cap Opportunities Fund, Oberweis Global Opportunities Fund, Oberweis China Opportunities Fund, Oberweis International Opportunities Fund, Oberweis Emerging Markets Fund, Oberweis International Opportunities Institutional Fund, and Oberweis Focused International Growth Fund, each a series of shares of beneficial interest in The Oberweis Funds. Such financial statements and financial highlights appear in the December 31, 2022 Annual Report to Shareholders which is incorporated by reference into the Statement of Additional Information.

BBD, LLP

Philadelphia, Pennsylvania

April 28, 2023